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                                                                    EXHIBIT 14.2

              ADVANCED LIGHTING TECHNOLOGIES, INC. AND SUBSIDIARIES
                              POLICY AND PROCEDURES

POLICY#: A-1                                PAGE 6 OF 7
REVISED: MAY 2005                           PREPARED BY: GENERAL COUNSEL
EFFECTIVE DATE: JULY 27, 2005               APPROVED BY: CHIEF EXECUTIVE OFFICER

GENERAL:

      SERVICE AND CONSUMER CONCERNS

      The foundation of the Company is to provide high quality products and services to our existing and prospective customers. We endeavor to give prompt, courteous and accurate response to inquiries received from customers. When appropriate adjustments are warranted, employees will make them promptly and courteously. Equally important, we seek to add or improve policies, procedures and products that contribute to customer satisfaction.

      INTEGRITY OF RECORDS AND COMPLIANCE WITH ACCOUNTING PROCEDURES

      1. Accuracy and reliability in the preparation of all business records is mandated by law. It is of critical importance to the corporate decision-making process and to the proper discharge of ADLT's financial, legal and reporting obligations. All business records, expense accounts, vouchers, bills, payroll and service records and other reports are to be prepared with care and honesty.

      2. False or misleading entries are not permitted in the books and records of ADLT or any affiliated company. All corporate funds and assets are to be recorded in accordance with applicable corporate procedures. Compliance with accounting procedures and internal control procedures is required at all times. It is the responsibility of all employees to ensure that both the letter and the spirit of corporate accounting and internal control procedures are strictly adhered to at all times. They should advise the responsible person in their unit of any shortcomings they observe in such procedures.

      GUIDANCE AND REPORTING OF ETHICAL ISSUES

      1. Employees are encouraged to seek guidance regarding application or interpretation of this Code of Conduct and are expected to cooperate fully in any investigation of a potential violation. The statements set forth in this Code of Conduct are intended as guidelines for employees.

      2. Each ADLT employee has the authority and the responsibility to report actual or suspected violations of laws, regulations, or ADLT policies and procedures to the Human Resource Department. The Human Resource Department will serve as ombudsman allowing ADLT employees to confidentially report actual or suspected ethical issues.

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      3.    Employees should discuss ethical concerns with their manager in most situations. However, if an employee feels they cannot discuss an issue with their manager, or have done so without a satisfactory outcome, an Ethics Hotline is available 24 hours a day. The Ethics Hotline number is 1-888-243-7177 (NOTE: ALL CALLS INVOLVING SEXUAL HARASSMENT SHOULD BE DIRECTED TO THE ADLT'S HUMAN RESOURCES DEPARTMENT 440-836-7081).

      4. The ADLT Corporate Human Resources Department will follow-up on all reported issues and assess the need for further investigation.

      If an anonymous report is made on the Ethics hotline, adequate information must be provided to allow for investigation of the matter reported. Employees leaving their name will be informed of the outcome of the investigation.

      DISCIPLINE

      1. Any officer, director or employee violating this Code of Conduct, or any Company Policy applicable to such person, shall be subject to disciplinary action, up to and including dismissal.

      2. No employee shall be subject to retaliation or discipline for reporting actual or suspected violations of laws, regulations or ADLT policies and procedures.

      Note: The Code of Conduct is not an employment contract, and the Company may at any time modify the provisions of this Code of Conduct as it deems appropriate.

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